ARIZONA GOLD and ONYX MINING COMPANY

BOARD MEETING MINUTES - April 13, 2019

The Board of the Arizona Gold and Onyx Mining Company duly met on, April 13, 2019 to discuss the cancellation of shares that were issued by way of a S-8, as requested by SEC. Being the only board member, Michael Mitsunaga was present. However, in the interest of full disclosure and transparent, also present were former board members, Phillip Martin, and Brandon Martin. Each agreed to waive the notice requirement. Thus constituted, the Board voted, resolved, and the following actions were approved:

1.	The Board voted to approve the cancellation of all shares issued via the S-8 (the S-8 that was filed on 07/30/2010. These shares include all shares that were issued by the S-8. These include shares issued to themselves, but also include specifically, but not limited to those issued to Eduardo Stallings. The cancellation of these shares is at the request of SEC and for the betterment of the Company.

2.	The Board further approved the indemnification and to hold harmless their transfer agent, Pacific Stock Transfer, for doing these actions.

DATED: April 13, 2019

ARIZONA GOLD AND ONYX MINING COMPANY